UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Fourth Quarter
and Full Year 2017 Results

Lima, Peru, February 27, 2018 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the fourth quarter (4Q17) and full year (FY17) period ended December 31, 2017. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Fourth Quarter and Full Year 2017 Highlights:

•
4Q17 EBITDA from direct operations was US$ 116.6 million; a 44% increase compared to US$ 80.8 million reported in 4Q16. 4Q17 Adjusted EBITDA (including associated companies) reached US$ 245.4 million; a 38% increase compared to US$ 177.2 million in 4Q16.

•	FY2017 Net Income was US$ 60.8 million, compared to negative US$ 323.5 in 2016.
•	Buenaventura´s Net debt/EBITDA ratio was reduced to 1.4x.
•	The Company’s de-bottlenecking program is in progress, with results expected to be gradually reflected from 2018 – 2020.
•
Yanacocha purchased the International Finance Corporation´s five percent equity stake in Yanacocha for $48 million in December 2017. In 2018, Yanacocha agreed to make a capital reduction, Buenaventura´s stake in Yanacocha therefore increased to 45.95%, from 43.65%.

•
In June 2017, Cerro Verde extended the maturity of its Syndicated Loan to 2022 and in December 2017, Cerro Verde repaid US$ 220 million. The outstanding balance is therefore US $1.3 billion as of December 31, 2017.

•	In line with Buenaventura´s dividend policy, a dividend payment of US$0.03 per share/ADS will be declared.

Financial Highlights (in millions of US$, except EPS figures):

	4Q17	4Q16	Var%	FY17	FY16	Var%
Total Revenues	370.6	287.1	29%	1,274.4	1,068.8	19%
Operating Profit*	5.3	24.8	-79%	105.5	132.2	-20%
EBITDA Direct Operations	116.6	80.8	44%	372.2	333.9	11%
Adjusted EBITDA (Inc Associates)	245.4	177.2	38%	714.4	645.8	11%
Net Income	8.3	-405.9	N.A.	60.8	-323.5	N.A.
EPS**	0.03	-1.60	N.A.	0.24	-1.27	N.A.

(*) Considers an impairment of Long-Lived Assets of US$21.6 million (La Zanja) and adjustment of component of stripping cost of 13.6 million (EL Brocal).
(**) as of December 31, 2017 Buenaventura had a weighted average number of shares outstanding of 253,715,190.

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

Operating Revenues

4Q17 net sales were US$ 365.5 million; a 30% increase compared to US$ 281.3 million reported in 4Q16. This result was primarily due to higher volumes sold of gold (42% increase QoQ), silver (5% increase QoQ) and lead (30% increase QoQ) as well as to higher prices of gold (11% increase QoQ), zinc (32% increase QoQ) and copper (24% increase QoQ), but lower silver prices (8% decrease QoQ).

Royalty income decreased 12%; from US$ 5.8 million in 4Q16 to US$ 5.1 million in 4Q17 due to a 12% decrease in revenues at Yanacocha.

Operating Highlights	4Q17	4Q16	Var%	FY17	FY16	Var%
Net Sales (in millions of US$)	365.5	281.3	30%	1,253.6	1,044.5	20%
Average Realized Gold Price (US$/oz) (1) (2)	1,274	1,149	11%	1,268	1,244	2%
Average Realized Gold Price (US$/oz) inc. Affiliates (3)	1,273	1,179	8%	1,260	1,245	1%
Average Realized Silver Price (US$/oz) (1) (2)	16.43	17.80	-8%	16.54	17.65	-6%
Average Realized Lead Price (US$/MT) (1) (2)	2,516	2,335	8%	2,372	1,978	20%
Average Realized Zinc Price (US$/MT) (1) (2)	3,498	2,641	32%	3,046	2,267	34%
Average Realized Copper Price (US$/MT) (1) (2)	6,914	5,568	24%	6,280	4,919	28%

Volume Sold	4Q17	4Q16	Var%	FY17	FY16	Var%
Consolidated Gold Oz1	122,085	85,836	42%	403,480	354,116	14%
Gold Oz inc Associated Companies [3]	198,205	171,484	16%	698,716	691,649	1%
Consolidated Silver Oz [1]	6,228,219	5,938,481	5%	24,773,278	21,863,019	13%
Consolidated Lead MT [1]	10,833	8,304	30%	40,032	29,678	35%
Consolidated Zinc MT [1]	16,036	19,963	-20%	61,724	62,829	-2%
Consolidated Copper MT [1]	11,604	12,779	-9%	42,756	45,674	-6%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price considers the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

Production and Operating Costs

In 4Q17, Buenaventura’s consolidated gold production was 114,325 ounces; a 32% quarter on quarter increase as compared to 86,803 gold ounces in 4Q16. This increase is due to new production from Tambomayo and a 9% QoQ increase in production at Orcopampa, which was offset by a 6% QoQ decrease in production at La Zanja mine. Consolidated lead production increased by 31% compared to 4Q16 due to a 92% increase in production at the Uchucchacua mine and a 12% increase at the El Brocal mines.

Buenaventura´s FY17 consolidated gold production increased 14% compared to FY16. Consolidated silver production increased by 8% as compared to FY16, primarily due to an additional 1.8 million ounces in production contributed by Tambomayo and a 55% increase in production at El Brocal. Buenaventura´s consolidated lead production increased 33% in the FY17 compared to FY16. This total increase is due to a 56% increase in production from the Uchucchacua mine and a 58% increase in production from the El Brocal mines.

Equity Production	4Q17	4Q16	Var%	FY17	FY16	Var%
Gold Oz Direct Operations(1)	97,639	68,268	43%	337,260	281,086	20%
Gold Oz including Associated(2) Companies	174,366	159,212	10%	631,379	627,434	1%
Silver Oz Direct Operations(1)	6,218,877	6,109,374	2%	24,912,786	23,448,833	6%
Silver Oz including Associated Companies	6,626,625	6,382,558	4%	26,433,729	24,672,571	7%
Lead MT	10,205	7,396	38%	37,120	28,531	30%
Zinc MT	14,299	15,646	-9%	54,635	51,465	6%
Copper MT Direct Operations(1)	7,446	8,218	-9%	27,846	29,195	-5%
Copper MT including Associated Companies	30,227	34,222	-12%	122,184	127,584	-4%

Consolidated Production	4Q17	4Q16	Var%	FY17	FY16	Var%
Gold Oz(3)	114,325	86,803	32%	405,646	356,367	14%
Silver Oz(3)	6,662,963	6,624,276	1%	26,624,431	24,648,761	8%
Lead MT(3)	12,062	9,174	31%	44,976	33,850	33%
Zinc MT(3)	18,470	23,896	-23%	74,560	75,075	-1%
Copper MT(3)	12,127	13,929	-13%	45,289	49,460	-8%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

Tambomayo (100% owned by Buenaventura)

Production
		4Q17	4Q16	Var %	FY17	FY16	Var %
Gold	Oz	27,605			64,175
Silver	Oz	814,012			1,788,219

Cost Applicable to Sales
		4Q17	4Q16	Var %	FY17	FY16	Var %
Gold	US$/Oz	631			671

Tambomayo began commercial operation in August 2017. 2018 will be Tambomayo’s first full year operating at full capacity.

Gold production guidance for 2018 is 110k – 130k ounces and silver production guidance is 3.0M – 3.5M ounces.

Orcopampa (100% owned by Buenaventura)

Production
		4Q17	4Q16	Var %	FY17	FY16	Var %
Gold	Oz	50,056	45,973	9%	190,976	191,102	0%
Silver	Oz	104,742	199,509	-47%	528,449	692,318	-24%

Cost Applicable to Sales
		4Q17	4Q16	Var %	FY17	FY16	Var %
Gold	US$/Oz	738	772	-4%	743	704	5%

4Q17 gold production at Orcopampa increased mainly due to a 13% QoQ  increase in volume of ore treated. 4Q17 Cost Applicable to Sales (CAS) decreased 4%, to 738 US$/Oz, compared to 772 US$/Oz in 4Q16, mainly due to lower meters drifted (8% decrease QoQ).

Gold production guidance for 2018 is 190k – 210k ounces.

Uchucchacua (100% owned by Buenaventura)*

Production
		4Q17	4Q16	Var %	FY17	FY16	Var %
Silver	Oz	4,129,464	4,042,722	2%	16,583,698	16,212,746	2%
Zinc	MT	4,318	1,662	160%	13,040	7,227	80%
Lead	MT	5,493	2,855	92%	16,708	10,724	56%

Cost Applicable to Sales
		4Q17	4Q16	Var %	FY17	FY16	Var %
Silver	US$/Oz	9.84	11.53	-15%	10.61	11.03	-4%

4Q17 silver production at Uchucchacua was in line with 4Q16. 4Q17 Cost Applicable to Sales (CAS) of 9.84 US$/Oz was 15% lower than 11.53 US$/Oz in 4Q16, primarily explained by a higher by-product contribution (97% higher volume of lead sold and 194% higher volume of zinc sold) and lower exploration expenses.

Silver production guidance for 2018 is 17.2 million – 18.6 million ounces.

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

*4Q17 production includes 150,203 Ag Oz, 263 Zn MT and 292 Pb MT of production from Uchucchacua´s material treated at Mallay´s processing plant.

Mallay (100% owned by Buenaventura)

Production
		4Q17	4Q16	Var %	FY17	FY16	Var %
Silver	Oz	192,004	374,756	-49%	1,109,382	1,627,246	-32%
Zinc	MT	1,281	2,326	-45%	7,102	10,463	-32%
Lead	MT	602	1,476	-59%	4,061	7,383	-45%

Cost Applicable to Sales
		4Q17	4Q16	Var %	FY17	FY16	Var %
Silver	US$/Oz	12.92	13.48	-4%	13.27	12.78	4%

Mallay silver, lead and zinc production decreased in 4Q17 in order to accommodate production of Uchucchacua´s ore (higher value).

Silver production guidance for 2018 from Mallay´s mining operation is 0.4 million – 0.5 million ounces.

Julcani (100% owned by Buenaventura)

Production
		4Q17	4Q16	Var %	FY17	FY16	Var %
Silver	Oz	292,358	790,618	-63%	2,249,527	3,264,420	-31%

Cost Applicable to Sales
		4Q17	4Q16	Var %	FY17	FY16	Var %
Silver	US$/Oz	30.25	12.50	142%	17.12	11.62	47%

4Q17 silver production decreased 63% QoQ primarily due to a 61% QoQ decrease in ore treated and to lower ore grades (6% QoQ). 4Q17 Cost Applicable to Sales (CAS) of 30.25 US$/Oz was 142% higher than 12.50 US$/Oz in 4Q16, primarily explained by decrease in volume sold.

Julcani is currently in the process of strengthening its mining procedures in order to improve safety and increase profitability.  Moving forward, volume treated will be reduced and production will focus on areas with higher ore grades.

Silver production guidance for 2018 is 2.1 million – 2.4 million ounces.

La Zanja (53.06% owned by Buenaventura)

Production
		4Q17	4Q16	Var %	FY17	FY16	Var %
Gold	Oz	30,648	32,739	-6%	127,118	139,724	-9%
Silver	Oz	82,970	58,279	42%	280,908	217,292	29%

Cost Applicable to Sales
		4Q17	4Q16	Var %	FY17	FY16	Var %
Gold	US$/Oz	875	736	19%	789	607	30%

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

4Q17 gold production decreased by 6% quarter on quarter but was in line with the 2017 mine production plan. 4Q17 Cost Applicable to Sales (CAS) was 875 US$/Oz; a 19% increase compared to 736 US$/Oz in 4Q16, mainly due to an accounting reclassification of US$ 3.6M (Back Fill construction).

Gold production guidance for 2018 is 70k – 80k ounces.

Coimolache (40.10% owned by Buenaventura)

Production
		4Q17	4Q16	Var %	FY17	FY16	Var %
Gold	Oz	45,164	39,926	13%	151,454	150,816	0%
Silver	Oz	263,355	123,786	113%	800,942	711,337	13%

Cost Applicable to Sales
		4Q17	4Q16	Var %	FY17	FY16	Var %
Gold	US$/Oz	553	534	4%	517	492	5%

4Q17 gold production increased by 13% quarter on quarter, in line with what was announced at the beginning of the year. 4Q17 Cost Applicable to Sales (CAS) increased by 4%, compared to 534 US$/Oz in 4Q16, mainly due to a higher stripping ratio (0.419 in 4Q17 vs. 0.261 in 4Q16).

Gold production guidance for 2018 is 160k – 180k ounces.

El Brocal (61.43% owned by Buenaventura)

Production
		4Q17	4Q16	Var %	FY17	FY16	Var %
Copper	MT	12,103	13,858	-13%	45,097	49,170	-8%
Zinc	MT	10,785	19,908	-46%	51,511	57,385	-10%
Silver	Oz	1,047,414	1,158,392	-10%	4,084,249	2,634,739	55%

Cost Applicable to Sales
		4Q17	4Q16	Var %	FY17	FY16	Var %
Copper	US$/MT	5,468	4,354	26%	5,119	4,651	10%
Zinc	US$/MT	2,059	1,853	11%	1,915	1,808	6%

4Q17 copper production decreased 13% compared to 4Q16, mainly due to lower ore grades (11% decrease QoQ). In 4Q17, zinc production decreased 46% compared to 4Q16, primarily due to a reduction in the amount of ore treated (24% decrease QoQ).

In 4Q17, zinc Cost Applicable to Sales (CAS) increased 11% quarter on quarter, mainly due to a decrease in zinc volume sold. Copper CAS in 4Q17 increased by 26% quarter on quarter due to an increase in meters drifted in order to prepare Marcapunta to mine 13K MTPD.

Zinc production guidance for 2018 is 43k – 50k MT, while copper production guidance for 2018 is 61k – 71k MT.

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

General and Administrative Expenses

4Q17 General and Administrative expenses were US$22.7 million; 4% lower than $23.6 million in 4Q16, primarily due to a reduction in the provision for allowance for doubtful accounts.

Exploration in Non-Operating Areas

4Q17 Exploration costs in Non-Operating Areas were US$6.0 million compared with US$11.8 million in 4Q16. During the period, Buenaventura focused its exploration efforts primarily on Yumpaq (US$2.7 million), the Marcapunta Norte (US$0.48 million), the Emperatriz area in La Zanja (US$0.28 million) and on the Luciana area in La Zanja (US$0.27 million).

Share in Associated Companies

During 4Q17, Buenaventura’s share in associated companies was US$4.3 million, compared to negative US$402.5 million reported in 4Q16, comprised of:

Share in the Result of Associates (in millions of US$)	4Q17	4Q16	Var %	FY17	FY16	Var %
Cerro Verde	42.6	22.5	89%	68.5	66.8	3%
Coimolache	7.7	6.5	19%	21.3	23.5	-10%
Yanacocha	-46.0	-431.5	89%	-76.6	-455.6	83%
Total	4.3	-402.5	N.A.	13.2	-365.3	-104%

YANACOCHA

At Yanacocha (45.95% owned by Buenaventura), 4Q17 gold production was 134,291 ounces; 58,618 ounces of which were attributable to Buenaventura. This represents a 22% decrease as compared to the 171,675 ounces produced in 4Q16, of which 74,936 ounces are attributable to Buenaventura. For FY17, gold production was 534,692; an 18% decrease as compared to 654,933 ounces in FY16.

Gold production guidance at Yanacocha for 2018 is 470k – 545k ounces.

In 4Q17, Yanacocha reported a net loss of US$105.4 million, compared to a net loss of US$988.6 million reported in 4Q16.  Yanacocha’s 4Q16 net loss includes a US$889.4 million non-cash impairment; US$ 388.2 million of which is attributable to Buenaventura.

CAS in 4Q17 was US$ 797/oz; a 4% decrease as compared to the US$ 829/oz reported in 4Q16.

Capital expenditures at Yanacocha were US$ 19.3 million in 4Q17 and US$ 53.7 million in FY17.

Quecher Main

The Quecher Main project (oxide deposit) is currently in its Execution Stage. First production is expected in early 2019 with commercial production expected in the fourth quarter of 2019. The Quecher Main project extends the life of the Yanacocha operation until 2027, with average annual gold production of 200,000 ounces per year expected between 2020 and 2025. Cost applicable to sales (CAS) is expected to be between US$ 750 and US$ 850 per ounce and AISC between US$ 900 and US$ 1,000. CAPEX for the project is expected to be between US$ 250 and US$ 300 million (US$ 80 – US$ 90 million in 2018).

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

Yanacocha purchased the IFC´s five percent equity stake in Yanacocha

Yanacocha purchased the International Finance Corporation´s (IFC) five percent equity stake in Yanacocha for $48 million in December 2017. The purchase was made using Yanacocha’s existing cash balance. In 2018, Yanacocha agreed to make a capital reduction, Buenaventura´s stake in Yanacocha therefore increased to 45.95%, from 43.65%.

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 4Q17 copper production was 116,351 MT, 22,782 MT of which is attributable to Buenaventura;  a 12% decrease compared to 132,814 in 4Q16 with 26,005 MT attributable to Buenaventura. FY17 copper production was 481,810 MT; a 4% decrease as compared to 502,495 MT in FY2016.

During 4Q17, Cerro Verde reported a net income of US$ 217.6 million compared to net income of US$ 114.9 million in 4Q16. This increase was primarily due to a US$ 150.0 increase in net sales, primarily related to an increase in average realized copper price to US$ 3.46 per pound in 4Q17, compared to US$ 2.72 in 4Q16.

During 4Q17, Cerro Verde´s concentrator plant averaged 374k metric tons of ore per day, the plant was originally designed for a plant capacity of 360k metric tons per day.

Capital expenditures at Cerro Verde were US$58.1 million in 4Q17 and US$152.8 million in FY17.

In June 2017, Cerro Verde extended the maturity of its Syndicated Loan until 2022, from 2019 under the prior agreement. In December 2017, Cerro Verde repaid US$ 220 million of this loan. The outstanding balance is therefore US$ 1.3 billion as of December 31, 2017.

Copper production guidance at Cerro Verde for 2018 is 460k MT – 500k MT.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 4Q17 attributable contribution to net income was US$ 7.7 million, as compared to US$ 6.5 million in 4Q16.

In February 2018, Coimolache signed a contract with Cerro Corona (Gold Fields) to purchase oxide material. Based on this agreement, Coimolache will purchase 6.6 million metric tons of ore at US$ 5.5 per tonne over a three-year period.

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

De-bottlenecking program

As previously mentioned, the Company’s De-Bottlenecking Program will continue for the subsequent three years. During 2018 the program will focus on the following:

Opportunity	Tambomayo	Orcopampa	Uchucchacua	El Brocal*
Differential Cut-off	✓	✓	✓
Dilution Control	✓	✓
Ventilation		✓	✓
Hoist System		✓	✓
Backfill System	✓			✓
Integrated Mining Contract	✓	✓	✓
Process Plant Fine Tuning	✓			✓
*At El Brocal this also considers the Esperanza Tunnel Connection and the 13K Copper Project

Projects description

Process Efficiency:
▪	Dilution Control: Operating cost reduction through the treatment of higher-value ore; increased production also improves recovery rate .
▪	Ventilation: system upgrade to increase productivity and improve exploration.
▪	Hoist System: system upgrade to increase productivity.
▪
Back-fill System: Reuse tailings to be mixed with cement to support and reinforce the mine. This also reduces costs incurred transporting the tailings to the tailings storage facility and increases the useful life of the storage facility.

▪	Process Plant Fine Tuning: Equipment to be purchased to improve process efficiency.
▪	Esperanza Tunnel Connection: Marcapunta Norte and Marcapunta Sur have been connected in order to improve operational productivity and reduce cost.

Management Efficiency:

	Differential Cut-off: use of a clearly delineated cut-off per area to increase profitability.
	Integrated Mining Contracts: Renegotiate contracts with contractors in order to better leverage synergies between Buenaventura’s operating units.

Other

▪	Differential Cut-off: use of a clearly delineated cut-off per area to increase profitability.
▪	Integrated Mining Contracts: Renegotiate contracts with contractors in order to better leverage synergies between Buenaventura’s operating units.

Buenaventura’s Board of Directors passed the following resolution at the Company’s February 27, 2018 Board meeting:

	Call for the Annual Shareholders Meeting to be held on March 27, 2018 with the following items proposed for approval:

a.	Approval of the Annual Report as of December 31, 2017.
b.	Approval of the Financial Statements as of December 31, 2017.
c.	Propose Ernst and Young (Paredes, Burga y Asociados) as External Auditors for fiscal year 2017.
d.	Declaration of a cash dividend of US$ 0.03 per share or ADS, payable on May 4, 2018.

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

***
Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo project.

The Company owns 45.95% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2016 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of December 31, 2017)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L ** ***	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)Consolidates
(**) Equity Accounting
(***) As of 2018 the Equity Participation is 45.95%.

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

APPENDIX 2

Gold Production
Mining Unit	Operating Results	Unit	4Q17	4Q16	△%	FY17	FY16	△ %
Underground
Tambomayo	Ore Milled	DMT	132,702	-	-	332,193	-	-
	Ore Grade	Oz/MT	0.22	-	-	0.22	-	-
	Recovery Rate	%	88.83	-	-	83.59	-	-
	Ounces Produced*	Oz	27,605	-	-	64,175	-	-
Orcopampa	Ore Milled	DMT	128,894	113,723	13%	500,580	464,366	8%
	Ore Grade	Oz/MT	0.38	0.41	-6%	0.38	0.41	-6%
	Recovery Rate	%	97.42	97.28	0%	97.14	96.33	1%
	Ounces Produced*	Oz	50,056	45,973	9%	190,976	191,102	0%
Open Pit
La Zanja	Ounces Produced	Oz	30,648	32,739	-6%	127,118	139,724	-9%
Tantahuatay	Ounces Produced	Oz	45,164	39,926	13%	151,454	150,816	0%
(*) Includes ounces from retreatment of tailing dams

Silver Production
Mining Unit	Operating Results	Unit	4Q17	4Q16	△%	FY17	FY16	△ %
Underground
Tambomayo	Ore Milled	DMT	132,702	-	-	332,193	-	-
	Ore Grade	Oz/MT	8.00	-	-	8.50	-	-
	Recovery Rate	%	73.52	-	-	62.12	-	-
	Ounces Produced	Oz	814,012	-	-	1,788,219	-	-
Uchucchacua	Ore Milled	DMT	325,312	324,291	0%	1,364,478	1,267,752	8%
	Ore Grade	Oz/MT	15.23	14.82	3%	14.73	15.23	-3%
	Recovery Rate	%	83.37	84.09	-1%	82.50	83.95	-2%
	Ounces Produced	Oz	4,129,464	4,042,722	2%	16,583,698	16,212,746	2%
Julcani	Ore Milled	DMT	16,729	42,440	-61%	130,854	173,865	-25%
	Ore Grade	Oz/MT	18.06	19.23	-6%	17.77	19.51	-9%
	Recovery Rate	%	96.76	96.86	0%	96.77	96.25	1%
	Ounces Produced	Oz	292,358	790,618	-63%	2,249,527	3,264,420	-31%
Mallay	Ore Milled	DMT	31,296	51,613	-39%	170,519	204,035	-16%
	Ore Grade	Oz/MT	6.77	7.66	-12%	7.19	8.49	-15%
	Recovery Rate	%	90.56	94.73	-4%	90.51	93.92	-4%
	Ounces Produced	Oz	192,004	374,756	-49%	1,109,382	1,627,246	-32%
Marcapunta	Ore Milled	DMT	687,612	695,519	-1%	2,517,673	2,597,926	-3%
	Ore Grade	Oz/MT	0.75	0.56	35%	0.66	0.49	34%
	Recovery Rate	%	63.04	67.35	-6%	63.12	62.24	1%
	Ounces Produced	Oz	326,142	260,696	25%	1,052,453	799,497	32%
Open Pit
Tajo Norte	Ore Milled	DMT	779,082	1,019,418	-24%	3,169,908	3,513,959	-10%
	Ore Grade	Oz/MT	1.25	0.99	26%	1.32	0.88	51%
	Recovery Rate	%	73.96	62.74	18%	72.30	59.55	21%
	Ounces Produced	Oz	721,272	897,695	-20%	3,031,796	1,835,242	65%

Zinc Production
Mining Unit	Operating Results	Unit	4Q17	4Q16	△%	FY17	FY16	△ %
Underground
Tambomayo	Ore Milled	DMT	132,702	-	-	332,193	-	-
	Ore Grade	%	2.34	-	-	2.35	-	-
	Recovery Rate	%	67.20	-	-	37.22	-	-
	MT Produced	MT	2,086	-	-	2,906	-	-
Uchucchacua	Ore Milled	DMT	325,312	324,291	0%	1,364,478	1,267,752	8%
	Ore Grade	%	2.41	1.20	100%	1.80	1.17	55%
	Recovery Rate	%	55.11	42.43	30%	53.01	48.80	9%
	MT Produced	MT	4,318	1,662	160%	13,040	7,227	80%
Mallay	Ore Milled	DMT	31,296	51,613	-39%	170,519	204,035	-16%
	Ore Grade	Oz/MT	4.73	5.03	-6%	4.73	5.79	-18%
	Recovery Rate	%	83.93	89.58	-6%	85.20	88.32	-4%
	MT Produced	MT	1,281	2,326	-45%	7,102	10,463	-32%
Open Pit
Tajo Norte	Ore Milled	DMT	779,082	1,019,418	-24%	3,169,908	3,513,959	-10%
	Ore Grade	%	2.54	2.75	-7%	2.74	2.67	3%
	Recovery Rate	%	54.43	64.10	-15%	59.33	61.13	-3%
	MT Produced	MT	10,785	19,908	-46%	51,511	57,385	-10%

Copper Production
Mining Unit	Operating Results	Unit	4Q17	4Q16	△%	FY17	FY16	△ %
Underground
Marcapunta	Ore Milled	DMT	687,612	695,519	-1%	2,517,673	2,597,926	-3%
	Ore Grade	%	1.90	2.12	-11%	1.91	2.09	-9%
	Recovery Rate	%	92.82	94.02	-1%	93.56	90.36	4%
	MT Produced	MT	12,103	13,858	-13%	45,097	49,170	-8%

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	4Q17	4Q16	FY 2017	FY 2016
Net Income	-959	-409,169	64,435	-327,814
Add / Substract:	117,588	489,961	307,814	661,683
Provision for income tax, net	-9,062	15,879	18,012	53,504
Share in associated companies by the equity method, net	-4,306	402,543	-13,207	365,321
Interest income	-866	-769	-5,517	-6,830
Interest expense	8,785	4,995	34,623	31,580
Loss on currency exchange difference	-585	-1,383	-2,928	-2,638
Long Term Compensation provision	1,561	-598	1,744	328
Depreciation and Amortization	74,123	54,606	213,722	192,647
Workers´ participation provision	-49	1,561	2,195	8,133
Loss from discontinued operations	12,243	12,691	10,098	19,073
Impairment of Long-Lived Assets	21,620	0	21,620	0
Adjustment of component of stripping cost	13,573	0	13,573	0
Provision for contingencies	551	436	13,879	565
EBITDA Buenaventura Direct Operations	116,629	80,792	372,249	333,869
EBITDA Yanacocha (43.65%)	19,168	16,008	18,717	58,816
EBITDA Cerro Verde (19.58%)	95,320	69,655	276,940	205,806
EBITDA Coimolache (40.01%)	14,257	10,749	46,456	47,316
Adjusted EBITDA (including Associated companies)	245,374	177,204	714,362	645,807

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

APPENDIX 4: PRELIMINARY PROVEN AND PROBABLE RESERVES

GOLD
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)

Orcopampa	100.00	851	0.459	391	391
Julcani	100.00	270	0.010	2	2
Mallay	100.00	193	0.005	1	1
Tambomayo	100.00	1,898	0.282	535	535
La Zanja	53.06	10,801	0.015	163	86
La Zanja (on Pads and Plant)	53.06			4	2
Tantahuatay (Oxides)	40.10	68,099	0.012	821	329
Tantahuatay PAD	40.10			5	2
El Brocal Marcapunta (Sulphides)	61.43	13,991	0.011	155	95
Yanacocha	43.65			3,819	1,667

Total		96,104	0.061	5,895	3,110

SILVER
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)

Uchucchacua (Silver - Zinc - Lead)	100.00	4,894	13.21	64,640	64,640
Julcani	100.00	270	19.93	5,380	5,380
Mallay	100.00	193	6.45	1,244	1,244
Orcopampa	100.00	851	1.23	1,046	1,046
Tambomayo	100.00	1,898	9.83	18,653	18,653
La Zanja	53.06	10,801	0.20	2,204	1,170
La Zanja (on Pads and Plant)	53.06			177	94
Tantahuatay Oxides	40.10	68,099	0.23	15,645	6,273
Tantahuatay PAD	40.10			145	58
El Brocal (Tajo Norte - La Llave)	61.43	69,781	0.71	49,710	30,537
El Brocal Marcapunta (Sulphides)	61.43	13,991	0.41	5,696	3,499
Yanacocha	43.65			49,900	21,781
Cerro Verde (Sulphides)	19.58	3,471,000	0.06	216,495	42,390

Total		3,641,778	0.118	430,935	196,765

ZINC
	% Ownership	MT (000)	% Zn	MT (000)	Attributable (000)
Uchucchacua (Silver - Zinc - Lead)	100.00	4,894	2.18	107	107
Mallay	100.00	193	7.55	15	15
Tambomayo	100.00	1,898	2.50	48	48
El Brocal (Tajo Norte - Smelter)	61.43	69,781	0.86	601	369

Total		76,766	1.00	770	538

LEAD
	% Ownership	MT (000)	% Pb	MT (000)	Attributable (000)

Uchucchacua (Plata-Plomo-Zinc)	100.00	4,894	1.32	65	65
Julcani	100.00	270	2.13	6	6
Mallay	100.00	193	3.58	7	7
Tambomayo	100.00	1,898	1.25	24	24
El Brocal (Tajo Norte - Smelter)	61.43	69,781	0.36	253	155

Total		77,036	0.46	354	256

COPPER
	% Ownership	MT (000)	% Cu	MT (000)	Attributable (000)

Julcani	100.00	270	0.47	1	1
El Brocal Marcapunta Norte	61.43	13,991	1.81	253	156
El Brocal (Tajo Norte - Smelter)	61.43	69,781	1.01	707	434
Cerro Verde (Para Molienda)	19.58	3,471,000	0.37	12,843	2,515
Cerro Verde (Para Lixiviacion)	19.58	106,000	0.29	313	61

Total		3,661,042	0.39	14,117	3,167

MOLYBDENUM
	% Ownership	MT (000)	% Mo	Oz (000)	Attributable (000)

Cerro Verde (Para molienda)	19.58	3,471,000	0.010	347	68

Total		3,471,000	0.010	347	68

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

APPENDIX 5: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended December 31		For the 12 months ended December 31
	2017	2016	2017	2016
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	181,783	137,021	640,387	508,566
Add:
Consolidated Exploration in units in operation	26,135	29,943	94,928	96,149
Consolidated Commercial deductions	65,414	73,107	253,923	244,413
Consolidated Selling expenses	8,014	6,087	24,088	21,733
Consolidated Cost applicable to sales	281,346	246,158	1,013,326	870,861

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended December 31		For the 12 months ended December 31
	2017	2016	2017	2016
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	0	15
Julcani, Silver	6,674	5,485	26,413	20,032
Julcani, Lead	995	510	3,048	1,855
Julcani, Copper	18	26	126	83
Mallay, Gold	0	53	225	512
Mallay, Silver	1,901	2,292	8,204	9,461
Mallay, Lead	932	1,327	4,470	4,943
Mallay, Zinc	2,167	2,095	8,696	7,371
Orcopampa, Gold	29,988	21,376	105,848	88,213
Orcopampa, Silver	906	1,108	4,097	4,271
Orcopampa, Copper	104	54	255	92
Uchucchacua, Gold	42	56	139	123
Uchucchacua, Silver	22,484	25,190	103,014	92,188
Uchucchacua, Lead	4,143	1,927	12,942	5,763
Uchucchacua, Zinc	4,667	1,324	12,769	4,262
Tambomayo, Gold	15,627	0	34,907	0
Tambomayo, Silver	5,729	0	11,791	0
Tambomayo, Lead	912	0	2,046	0
Tambomayo, Zinc	2,486	0	3,419	0
La Zanja, Gold	26,088	25,017	99,304	89,816
La Zanja, Silver	875	652	2,922	1,787
El Brocal, Gold	1,985	1,539	7,129	6,773
El Brocal, Silver	4,773	4,161	19,185	12,161
El Brocal, Lead	3,935	3,024	15,563	9,878
El Brocal, Zinc	11,792	14,093	45,929	45,506
El Brocal, Copper	28,724	22,826	94,021	92,224
Non Mining Units	3,837	2,886	13,927	11,237
Consolidated Cost of sales, excluding depreciation and amortization	181,783	137,021	640,387	508,566

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended December 31		For the 12 months ended December 31
	2017	2016	2017	2016
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	0	8
Julcani, Silver	2,603	2,764	11,614	10,086
Julcani, Lead	388	257	1,340	934
Julcani, Copper	7	13	55	42
Mallay, Gold	0	21	58	183
Mallay, Silver	206	893	2,134	3,379
Mallay, Lead	101	517	1,163	1,765
Mallay, Zinc	235	816	2,262	2,633
Orcopampa, Gold	10,718	13,701	37,285	42,985
Orcopampa, Silver	324	710	1,443	2,081
Orcopampa, Copper	37	34	90	45
Uchucchacua, Gold	8	19	29	38
Uchucchacua, Silver	4,209	8,589	21,639	28,292
Uchucchacua, Lead	776	657	2,719	1,769
Uchucchacua, Zinc	874	452	2,682	1,308
Tambomayo, Gold	3,556	0	6,386	0
Tambomayo, Silver	1,304	0	2,157	0
Tambomayo, Lead	208	0	374	0
Tambomayo, Zinc	566	0	626	0
La Zanja, Gold	16	487	847	591
La Zanja, Silver	1	13	25	12
El Brocal, Gold	0	0	0	0
El Brocal, Silver	0	0	0	0
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	0
El Brocal, Copper	0	0	0	0
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	26,135	29,943	94,928	96,149

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended December 31		For the 12 months ended December 31
	2017	2016	2017	2016
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	0	3
Julcani, Silver	586	1,129	3,676	5,021
Julcani, Lead	89	104	422	465
Julcani, Copper	1	5	19	25
Mallay, Gold	1	26	70	192
Mallay, Silver	546	1,167	2,441	4,745
Mallay, Lead	268	668	1,336	2,471
Mallay, Zinc	660	1,587	2,940	5,796
Orcopampa, Gold	238	164	918	496
Orcopampa, Silver	44	67	181	149
Orcopampa, Copper	18	12	46	21.21147
Uchucchacua, Gold	12	19	41	46
Uchucchacua, Silver	8,380	9,552	35,851	37,877
Uchucchacua, Lead	1,489	727	4,350	2,348
Uchucchacua, Zinc	5,173	1,805	14,286	6,006
Tambomayo, Gold	35	0	110	0
Tambomayo, Silver	229	0	1,029	0
Tambomayo, Lead	134	0	419	0
Tambomayo, Zinc	397	0	797	0
La Zanja, Gold	59	112	258	293
La Zanja, Silver	1	2	5	15
El Brocal, Gold	2,326	2,487	9,280	9,028
El Brocal, Silver	3,409	3,876	14,362	9,971
El Brocal, Lead	1,860	2,072	8,592	5,490
El Brocal, Zinc	6,636	16,196	33,905	39,944
El Brocal, Copper	32,824	31,330	118,590	114,012
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	65,414	73,107	253,923	244,413

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended December 31		For the 12 months ended December 31
	2017	2016	2017	2016
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	0	1
Julcani, Silver	129	216	540	770
Julcani, Lead	19	20	62	71
Julcani, Copper	0	1	3	3
Mallay, Gold	0	3	11	36
Mallay, Silver	81	136	397	658
Mallay, Lead	40	78	216	344
Mallay, Zinc	93	124	421	512
Orcopampa, Gold	245	454	976	1,024
Orcopampa, Silver	7	24	38	50
Orcopampa, Copper	1	1	2	1
Uchucchacua, Gold	3	3	6	6
Uchucchacua, Silver	1,794	1,136	4,824	4,173
Uchucchacua, Lead	331	87	606	261
Uchucchacua, Zinc	372	60	598	193
Tambomayo, Gold	641	0	927	0
Tambomayo, Silver	235	0	313	0
Tambomayo, Lead	37	0	54	0
Tambomayo, Zinc	102	0	91	0
La Zanja, Gold	351	464	1,018	1,032
La Zanja, Silver	12	12	30	21
El Brocal, Gold	117	88	428	419
El Brocal, Silver	281	239	1,152	752
El Brocal, Lead	232	174	934	611
El Brocal, Zinc	694	809	2,757	2,815
El Brocal, Copper	1,690	1,310	5,644	5,704
Non Mining Units	506	649	2,039	2,278
Consolidated Selling expenses	8,014	6,087	24,088	21,733

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

	JULCANI
	4Q 201						4Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER(MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	6,674	995	-	18	7,687	0	5,485	510	-	26	6,022
Add:
Exploration Expenses (US$000)	-	2,603	388	-	7	2,998	0	2,764	257	-	13	3,034
Commercial Deductions (US$000)	0	586	89	-	1	676	-0	1,129	104	-	5	1,237
Selling Expenses (US$000)	-	129.37	19.29	-	0	149	0.02	215.88	20.08	-	1.02	237
Cost Applicable to Sales (US$000)	0	9,992	1,491	-	26	11,509	0	9,594	891	-	45	10,530
Divide:
Volume Sold	-	330,359	312	-	4	Not Applicable	1	767,334	587	-	17	Not Applicable
CAS	-	30.25	4,782	-	6,417	Not Applicable	515	12.50	1,517	-	2,630	Not Applicable
		142%
	MALLAY
	4Q 2017						4Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	1,901	932	2,167	-	5,000	53	2,292	1,327	2,095	-	5,767
Add:
Exploration Expenses (US$000)	-	206	101	235	-	543	21	893	517	816	-	2,247
Commercial Deductions (US$000)	1	546	268	660	-	1,475	26	1,167	668	1,587	-	3,447
Selling Expenses (US$000)	-	81	40	93	-	214	3	136	78	124	-	341
Cost Applicable to Sales (US$000)	1	2,735	1,341	3,155	-	7,232	103	4,487	2,590	4,622	-	11,802
Divide:
Volume Sold	-	211,609	693	1,153	-	Not Applicable	109	332,930	1,360	1,925	-	Not Applicable
CAS	-	12.92	1,936	2,737	-	Not Applicable	950	13.48	1,905	2,400	-	Not Applicable
		-4%

	ORCOPAMPA
	4Q 20						4Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	29,988	906	-	-	104	30,998	21,376	1,108	-	-	54	22,537
Add:					-
Exploration Expenses (US$000)	10,718	324	-	-	37	11,079	13,701	710	-	-	34	14,445
Commercial Deductions (US$000)	238	44	-	-	18	300	164	67	-	-	12	243
Selling Expenses (US$000)	245	7	-	-	1	253	454	24	-	-	1	479
Cost Applicable to Sales (US$000)	41,189	1,281	-	-	159	42,629	35,694	1,908	-	-	102	37,704
Divide:
Volume Sold	55,812	130,932	-	-	34	Not Applicable	46,239	156,126	-	-	24	Not Applicable
CAS	738	9.79	-	-	4,707	Not Applicable	772	12.22	-	-	-	Not Applicable

	UCHUCCHACUA
	4Q 2017						4Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	42	22,484	4,143	4,667	-	31,336	56	25,190	1,927	1,324	-	28,497
Add:
Exploration Expenses (US$000)	8	4,209	776	874	-	5,866	19	8,589	657	452	-	9,717
Commercial Deductions (US$000)	12	8,380	1,489	5,173	-	15,053	19	9,552	727	1,805	-	12,103
Selling Expenses (US$000)	3	1,794	331	372	-	2,500	3	1,136	87	60	-	1,285
Cost Applicable to Sales (US$000)	65	36,867	6,737	11,086	-	54,755	97	44,467	3,398	3,641	-	51,602
Divide:
Volume Sold	68	3,747,035	4,365	3,692	-	Not Applicable	127	3,856,346	2,218	1,254	-	Not Applicable
CAS	955	9.84	1,544	3,003	-	No Applicable	763	11.53	1,532	2,903	-	No Applicable

	JULCANI
	FY 2017						FY 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	0	26,413	3,048	-	126	29,587	15	20,032	1,855	-	83	21,985
Add:
Exploration Expenses (US$000)	0	11,614	1,340	-	55	13,009	8	10,086	934	-	42	11,069
Commercial Deductions (US$000)	-0	3,676	422	-	19	4,117	3	5,021	465	-	25	5,514
Selling Expenses (US$000)	0	540	62	-	3	605	1	770	71	-	3	845
Cost Applicable to Sales (US$000)	-0	42,243	4,873	-	202	47,317	27	35,908	3,325	-	153	39,413
Divide:
Volume Sold	21	2,466,846	1,916	-	32	Not Applicable	32	3,090,967	2,679	-	54	No Aplicable
CAS	-	17.12	2,543	-	6,318	No Applicable	825	11.62	1,241	-	2,837	No Applicable

	MALLAY
	FY 2017						FY 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	225	8,204	4,470	8,696	-	21,594	512	9,461	4,943	7,371	-	22,287
Add:
Exploration Expenses (US$000)	58	2,134	1,163	2,262	-	5,617	183	3,379	1,765	2,633	-	7,960
Commercial Deductions (US$000)	70	2,441	1,336	2,940	-	6,787	192	4,745	2,471	5,796	-	13,204
Selling Expenses (US$000)	11	397	216	421	-	1,045	36	658	344	512	-	1,549
Cost Applicable to Sales (US$000)	364	13,176	7,185	14,318	-	35,043	923	18,242	9,523	16,312	-	45,000
Divide:
Volume Sold	346	993,040	3,804	5,926	-	Not Applicable	1,041	1,426,986	6,775	8,728	-	Not Applicable
CAS	1,052	13.27	1,889	2,416	-	No Applicable	886	12.78	1,406	1,869	-	No Applicable

	ORCOPAMPA
	FY 2017						FY 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	105,848	4,097	-	-	255	110,200	88,213	4,271	-	-	92	92,576
Add:
Exploration Expenses (US$000)	37,285	1,443	-	-	90	38,818	42,985	2,081	-	-	45	45,111
Commercial Deductions (US$000)	918	181	-	-	46	1,144	496	149	-	-	21	667
Selling Expenses (US$000)	976	38	-	-	2	1,016	1,024	50	-	-	1	1,075
Cost Applicable to Sales (US$000)	145,027	5,759	-	-	393	151,179	132,718	6,552	-	-	159	139,429
Divide:
Volume Sold	195,278	574,591	-	-	91	Not Applicable	188,511	680,708	-	-	48	Not Applicable
CAS	743	10.02	-	-	4,307	No Applicable	704	9.62	-	-	3,305	No Applicable

	UCHUCCHACUA
	FY 2017						FY 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	139	103,014	12,942	12,769	-	128,864	123	92,188	5,763	4,262	-	102,336
Add:
Exploration Expenses (US$000)	29	21,639	2,719	2,682	-	27,069	38	28,292	1,769	1,308	-	31,406
Commercial Deductions (US$000)	41	35,851	4,350	14,286	-	54,529	46	37,877	2,348	6,006	-	46,277
Selling Expenses (US$000)	6	4,824	606	598	-	6,035	6	4,173	261	193	-	4,632
Cost Applicable to Sales (US$000)	215	165,329	20,617	30,336	-	216,496	212	162,529	10,140	11,770	-	184,651
Divide:
Volume Sold	201	15,583,553	13,127	10,281	-	Not Applicable	279	14,739,128	8,350	5,295	-	Not Applicable
CAS	1,069	10.61	1,571	2,951	-	No Applicable	758	11.03	1,214	2,223	-	No Applicable

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

	TAMBOMAYO
	4Q 2017						4Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	15,627	5,729	912	2,486	-	24,754
Add:
Exploration Expenses (US$000)	3,556	1,304	208	566	-	5,633
Commercial Deductions (US$000)	35	229	134	397	-	796
Selling Expenses (US$000)	641	235	37	102	-	1,016
Cost Applicable to Sales (US$000)	19,859	7,498	1,291	3,551	-	32,199
Divide:
Volume Sold	31,491	884,088	885	1,906	-	Not Applicable
CAS	631	8.48	1,459	1,863	-	No Applicable	-	-	-	-	-	No Applicable

	LA ZANJA
	4Q 2017						4Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	26,088	875	-	-	-	26,963	25,017	652	-	-	-	25,669
Add:
Exploration Expenses (US$000)	16	1	-	-	-	17	487	13	-	-	-	500
Commercial Deductions (US$000)	59	1	-	-	-	60	112	2	-	-	-	114
Selling Expenses (US$000)	351	12	-	-	-	363	464	12	-	-	-	476
Cost Applicable to Sales (US$000)	26,514	889	-	-	-	27,402	26,080	679	-	-	-	26,759
Divide:
Volume Sold	30,285	77,269	-	-	-	Not Applicable	35,430	62,569	-	-	-	Not Applicable
CAS	875	11.50	-	-	-	Not Applicable	736	10.85	-	-	-	Not Applicable
	19%
	BROCAL
	4Q 2017						4Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,985	4,773	3,935	11,792	28,724	51,208	1,539	4,161	3,024	14,093	22,826	45,643
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	2,326	3,409	1,860	6,636	32,824	47,055	2,487	3,876	2,072	16,196	31,330	55,962
Selling Expenses (US$000)	117	281	232	694	1,690	3,013	88	239	174	809	1,310	2,620
Cost Applicable to Sales (US$000)	4,427	8,463	6,026	19,121	63,239	101,276	4,115	8,276	5,270	31,098	55,466	104,225
Divide:
Volume Sold	4,429	846,928	4,578	9,285	11,566	Not Applicable	3,931	763,176	4,138	16,784	12,738	Not Applicable
CAS	1,000	9.99	1,316	2,059	5,468	Not Applicable	1,047	10.84	1,273	1,853	4,354	Not Applicable
				11%	26%
	NON MINING COMPANIES
	4Q 2017						4Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	3,837	-	-	-	-	-	2,886
Add:						-
Selling Expenses (US$000)	-	-	-	-	-	506	-	-	-	-	-	649
Total (US$000)	-	-	-	-	-	4,343	-	-	-	-	-	3,535

	BUENAVENTURA CONSOLIDATED
	4Q 2017						4Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	73,729	43,343	10,916	21,112	28,845	181,783	48,042	38,887	6,788	17,512	22,906	137,021
Add:
Exploration Expenses (US$000)	14,298	8,646	1,472	1,674	44	26,135	14,228	12,969	1,431	1,268	48	29,943
Commercial Deductions (US$000)	2,670	13,195	3,839	12,867	32,843	65,414	2,808	15,793	3,571	19,588	31,347	73,107
Selling Expenses (US$000)	1,357	2,540	659	1,261	1,691	8,014	1,012	1,762	359	993	1,312	6,087
Cost Applicable to Sales (US$000)	92,055	67,724	16,887	36,914	63,424	281,346	66,090	69,411	12,149	39,361	55,613	246,158
Divide:
Volume Sold	122,085	6,228,219	10,833	16,036	11,604	Not Applicable	85,836	5,938,481	8,304	19,963	12,779	Not Applicable
CAS	754	10.87	1,559	2,302	5,466	Not Applicable	770	11.69	1,463	1,972	4,352	Not Applicable
				1.04	2.48					0.89	1.97
	-2%	-7%		17%
	COIMOLACHE
	4Q 2017						4Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	20,502	1,615	-	-	-	22,117	15,769	686	-	-	-	16,455
Add:
Exploration Expenses (US$000)	5,340	421	-	-	-	5,761	6,001	261	-	-	-	6,262
Commercial Deductions (US$000)	161	8	-	-	-	169	40	2	-	-	-	41
Selling Expenses (US$000)	323	25	-	-	-	348	306	13	-	-	-	319
Cost Applicable to Sales (US$000)	26,326	2,069	-	-	-	28,395	22,116	962	-	-	-	23,077
Divide:
Volume Sold	47,580	288,356	-	-	-	Not Applicable	41,454	129,123	-	-	-	Not Applicable
CAS	553	7.17	-	-	-	Not Applicable	534	7.45	-	-	-	Not Applicable

	TAMBOMAYO
	FY 2017						FY 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	34,907	11,791	2,046	3,419	-	52,163
Add:
Exploration Expenses (US$000)	6,386	2,157	374	626	-	9,543
Commercial Deductions (US$000)	110	1,029	419	797	-	2,354
Selling Expenses (US$000)	927	313	54	91	-	1,386
Cost Applicable to Sales (US$000)	42,330	15,290	2,893	4,932	-	65,446
Divide:
Volume Sold	63,130	1,621,611	1,769	2,398	-	Not Applicable
CAS	671	9.43	1,635	2,057	-	No Applicable	-	-	-	-	-	Not Applicable

	LA ZANJA
	FY 2017						FY 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	99,304	2,922	-	-	-	102,225	89,816	1,787	-	-	-	91,603
Add:
Exploration Expenses (US$000)	847	25	-	-	-	872	591	12	-	-	-	603
Commercial Deductions (US$000)	258	5	-	-	-	264	293	15	-	-	-	307
Selling Expenses (US$000)	1,018	30	-	-	-	1,048	1,032	21	-	-	-	1,053
Cost Applicable to Sales (US$000)	101,427	2,982	-	-	-	104,409	91,732	1,835	-	-	-	93,566
Divide:
Volume Sold	128,623	279,737	-	-	-	Not Applicable	151,189	229,055	-	-	-	Not Applicable
CAS	789	10.66	-	-	-	No Applicable	607	8.01	-	-	-	Not Applicable

	BROCAL
	FY 2017						FY 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	7,129	19,185	15,563	45,929	94,021	181,828	6,773	12,161	9,878	45,506	92,224	166,542
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	9,280	14,362	8,592	33,905	118,590	184,728	9,028	9,971	5,490	39,944	114,012	178,444
Selling Expenses (US$000)	428	1,152	934	2,757	5,644	10,914	419	752	611	2,815	5,704	10,301
Cost Applicable to Sales (US$000)	16,836	34,699	25,090	82,591	218,254	377,470	16,220	22,884	15,979	88,265	211,940	355,287
Divide:
Volume Sold	15,881	3,253,899	19,415	43,120	42,633	Not Applicable	13,062	1,696,176	11,874	48,806	45,572	Not Applicable
CAS	1,060	10.66	1,292	1,915	5,119	No Applicable	1,242	13.49	1,346	1,808	4,651	Not Applicable
					0
	NON MINING COMPANIES
	FY 2017						FY 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	13,927	-	-	-	-	-	11,237
Add:						-
Selling Expenses (US$000)	-	-	-	-	-	2,039	-	-	-	-	-	2,278
Total (US$000)	-	-	-	-	-	15,966	-	-	-	-	-	13,515

	BUENAVENTURA CONSOLIDATED
	FY 2017						FY 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	247,551	175,626	38,068	70,813	94,402	640,387	185,451	139,900	22,439	57,140	92,399	508,566
Add:
Exploration Expenses (US$000)	44,606	39,012	5,596	5,570	145	94,928	43,804	43,849	4,468	3,941	87	96,149
Commercial Deductions (US$000)	10,676	57,545	15,119	51,928	118,655	253,923	10,058	57,778	10,774	51,746	114,058	244,413
Selling Expenses (US$000)	3,367	7,294	1,873	3,867	5,648	24,088	2,517	6,422	1,287	3,520	5,709	21,733
Cost Applicable to Sales (US$000)	306,199	279,478	60,656	132,177	218,850	1,013,326	241,831	247,949	38,968	116,346	212,252	870,861
Divide:
Volume Sold	403,480	24,773,278	40,032	61,724	42,756	Not Applicable	354,116	21,863,019	29,678	62,829	45,674	Not Applicable
CAS	759	11.28	1,515	2,141	5,119	Not Applicable	683	11.34	1,313	1,852	4,647	Not Applicable
				0.97						0.84
	11%	-1%		16%
	COIMOLACHE
	FY 2017						FY 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	65,010	4,679	-	-	-	69,689	58,809	3,886	-	-	-	62,695
Add:
Exploration Expenses (US$000)	12,039	866	-	-	-	12,905	12,804	846	-	-	-	13,650
Commercial Deductions (US$000)	539	45	-	-	-	584	474	42	-	-	-	516
Selling Expenses (US$000)	883	64	-	-	-	947	1,058	70	-	-	-	1,128
Cost Applicable to Sales (US$000)	78,471	5,654	-	-	-	84,125	73,145	4,844	-	-	-	77,989
Divide:
Volume Sold	151,797	809,683	-	-	-	Not Applicable	148,781	721,891	-	-	-	Not Applicable
CAS	517	6.98	-	-	-	No Applicable	492	6.71	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

APPENDIX 6: ALL-IN SUSTAINING COST

Buenaventura
All-in Sustaining Cost for 3Q17

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	4Q17		4Q17		4Q17		4Q17
Au Ounces Sold BVN		87,421
Au Ounces bought from La Zanja		0
Au Ounces Sold Net		87,421		30,608		47,580		122,739

	4Q17		4Q17		4Q17		4Q17
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	106,437	1,218	27,195	889	22,117	465	129,734	1,057
Exploration in Operating Units	26,119	299	17	1	5,761	121	28,438	232
Royalties	5,493	63	0	0	0	0	5,493	45
Comercial Deductions[4]	18,299	209	60	2	169	4	18,399	150
Selling Expenses	4,176	48	363	12	347	7	4,508	37
Administrative Expenses	13,009	149	1,127	37	1,111	23	14,052	114
Other, net	1,139	13	1,767	58	950	20	2,457	20
Sustaining Capex[5]	22,403	256	7,704	252	20,193	424	34,588	282

By-product Credit	-127,593	-1,460	-1,294	-42	-4,749	-100	-2,591	-21

All-in Sustaining Cost	69,483	795	36,939	1,207	45,898	965	107,486	876

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

Buenaventura
All-in Sustaining Cost for 4Q16

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	4Q16		4Q16		4Q16		4Q16
Au Ounces Sold BVN		81,622
Au Ounces bought from La Zanja		-35,147
Au Ounces Sold Net		46,475		34,505		41,454		81,405

	4Q16		4Q16		4Q16		4Q16
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	68,722	1,479	26,510	768	16,455	397	89,386	1,098
Exploration in Operating Units	29,443	634	3,076	89	6,262	151	33,586	413
Royalties	4,325	93	0	0	0	0	4,325	53
Comercial Deductions[4]	17,032	366	551	16	41	1	17,341	213
Selling Expenses	2,394	52	205	6	319	8	2,631	32
Administrative Expenses[5]	12,215	263	338	10	2,345	57	13,335	164
Other Expenses	0	0	2,143	62	1,742	42	1,836	23
Other Incomes	-5,093	-110	-4,513	-131	-2,818	-68	-8,618	-106
Administrative charges	0	0	1,539	45	514	12	1,023	13
Sustaining Capex[6]	21,117	454	3,098	90	8,581	207	26,201	322

By-product Credit	-110,761	-2,383	-1,063	-31	-2,149	-52	-112,187	-1,378

All-in Sustaining Cost	39,394	848	31,883	924	31,293	755	68,858	846

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. For Buenaventura, does not consider management services charged to subsidiaries.
6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

Buenaventura
All-in Sustaining Cost for FY17
	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	FY17		FY17		FY17		FY17
Au Ounces Sold BVN		286,254
Au Ounces bought from La Zanja		-27,278
Au Ounces Sold Net		258,976		128,623		151,797		388,086

	FY17		FY17		FY17		FY17
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	367,641	1,420	102,474	797	69,689	459	449,956	1,159
Exploration in Operating Units	94,057	363	872	7	12,905	85	99,694	257
Royalties	20,165	78		0		0	20,165	52
Comercial Deductions[4]	68,931	266	928	7	584	4	69,657	179
Selling Expenses	10,298	40	881	7	946	6	11,145	29
Administrative Expenses	53,003	205	2,814	22	3,829	25	56,031	144
Other, net	6,445	25	2,339	18	587	4	7,921	20
Sustaining Capex[5]	59,345	229	17,369	135	40,156	265	84,661	218

By-product Credit	-459,049	-1,773	-4,434	-34	-13,642	-90	-7,822	-20

All-in Sustaining Cost	220,835	853	123,243	958	115,055	758	332,359	856

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

Buenaventura
All-in Sustaining Cost for FY16

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	FY16		FY16		FY16		FY16
Au Ounces Sold BVN		340,879
Au Ounces bought from La Zanja		-150,145
Au Ounces Sold Net		190,735		142,207		148,781		325,844

	FY16		FY16		FY16		FY16
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	272,452	1,428	86,514	608	62,695	421	343,494	1,054
Exploration in Operating Units	95,546	501	5,222	37	13,650	92	103,790	319
Royalties	19,824	104	0	0	0	0	19,824	61
Comercial Deductions[4]	65,663	344	3,163	22	516	3	67,548	207
Selling Expenses	8,216	43	937	7	1,128	8	9,165	28
Administrative Expenses[5]	49,286	258	1,979	14	4,144	28	51,998	160
Other Expenses	0	0	8,721	61	6,583	44	7,267	22
Other Incomes	-10,255	-54	-17,258	-121	-8,710	-59	-22,904	-70
Administrative charges	0	0	4,301	30	1,372	9	2,832	9
Sustaining Capex[6]	54,930	288	14,995	105	27,064	182	73,738	226

By-product Credit	-419,793	-2,201	-3,864	-27	-12,418	-83	-426,822	-1,310

All-in Sustaining Cost	135,870	712	104,709	736	96,023	645	229,929	706

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. For Buenaventura, does not consider management services charged to subsidiaries.
6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

APPENDIX 7

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of December 31, 2017 and December 31, 2017
	2017	2016
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	214,551	80,544
Trade and other accounts receivable, net	306,884	269,089
Inventory, net	132,287	120,947
Income tax credit	23,165	19,956
Prepaid expenses	17,551	11,392
Embedded derivatives for sale of concentrate, net	7,424	-
	701,862	501,928

Non-current assets
Trade and other receivables, net	44,191	166,048
Long-term inventory	3,238	14,027
Long-term income tax credit	3,413	3,660
Investment in associates	1,536,887	1,536,607
Mining concessions, development costs, property, plant and equipment, net	1,949,555	1,960,025
Investment properties, net	222	10,089
Deferred income tax asset, net	43,129	25,881
Prepaid expenses	27,555	30,431
Other assets	22,761	17,719
	3,630,951	3,764,487

Total assets	4,332,813	4,266,415

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	96,215	55,000
Trade and other payables	233,355	273,440
Provisions	76,847	62,502
Income tax payable	2,081	8,686
Embedded derivatives for sale of concentrate, net	-	1,524
Financial obligations	83,991	40,110
Hedge derivative financial instruments	28,705	3,863
	521,194	445,125

Non-current liabilities
Trade and other payables	663	15,982
Provisions	164,877	174,190
Financial obligations	549,092	552,232
Contingent consideration liability	17,570	19,343
Deferred income tax liability, net	15,790	12,330
	747,992	774,077

Total liabilities	1,269,186	1,219,202

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,071	162,744
Other reserves	269	269
Retained earnings	1,728,847	1,690,123
Other reserves of equity	(13,888)	(1,783)
Shareholders’ equity, net attributable to owners of the parent	2,848,037	2,821,091
Non-controlling interest	215,590	226,122
Total shareholders’ equity, net	3,063,627	3,047,213

Total liabilities and shareholders’ equity, net	4,332,813	4,266,415

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three and twelve month periods ended December 31, 2017 and 2016

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2017	2016	2017	2016
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales of goods	356,503	269,360	1,223,942	1,015,670
Net sales of services	8,983	11,923	29,697	28,782
Royalty income	5,144	5,846	20,739	24,339
Total operating income	370,630	287,129	1,274,378	1,068,791

Operating costs
Cost of sales, without considering depreciation and amortization	(178,453)	(134,618)	(627,433)	(497,812)
Cost of services, without considering depreciation and amortization	(3,330)	(2,403)	(12,954)	(10,754)
Depreciation and amortization	(74,123)	(54,606)	(213,722)	(192,647)
Exploration in operating units	(26,135)	(29,943)	(94,928)	(96,149)
Mining royalties	(8,662)	(7,236)	(31,217)	(27,611)
Total operating costs	(290,703)	(228,806)	(980,254)	(824,973)

Gross profit	79,927	58,323	294,124	243,818

Operating expenses, net
Administrative expenses	(22,657)	(23,644)	(83,597)	(81,692)
Exploration in non-operating areas	(6,046)	(11,765)	(18,262)	(26,589)
Selling expenses	(8,014)	(6,087)	(24,088)	(21,733)
Provision for impairment of long-lived assets	(21,620)	-	(21,620)	-
Adjustment of component of stripping cost	(13,573)	-	(13,573)	-
Provision for contingencies and others	(551)	(436)	(13,879)	(565)
Other, net	(2,216)	8,396	(13,589)	18,957
Total operating expenses, net	(74,677)	(33,536)	(188,608)	(111,622)

Operating profit	5,250	24,787	105,516	132,196

Other income (expense), net
Share in the results of associates	4,306	(402,543)	13,207	-365,321
Financial income	866	769	5,517	6,830
Net gain (loss) from currency exchange difference	585	1,383	2,928	2,638
Financial costs	(8,785)	(4,995)	(34,623)	(31,580)
Total other income, net	(3,028)	(405,386)	(12,971)	(387,433)

Profit (loss) before income tax	2,222	(380,599)	92,545	(255,237)

Current income tax	(4,991)	(7,085)	(23,837)	(39,444)
Deferred income tax	14,053	(8,794)	5,825	(14,060)

Profit (loss) from continuing operations	11,284	(396,478)	74,533	(308,741)

Discontinued operations
Profit (loss) from discontinued operations	(12,243)	(12,691)	(10,098)	(19,073)
Net profit (loss)	(959)	(409,169)	64,435	(327,814)

Attributable to:
Owners of the parent	8,310	(405,864)	60,823	(323,492)
Non-controlling interest	(9,269)	(3,305)	3,612	(4,322)
	(959)	(409,169)	64,435	(327,814)

Basic and diluted profit (loss) per share attributable to
equity holders of the parent, stated in U.S. dollars	0.03	(1.60)	0.24	(1.27)

Weighted average number of shares outstanding
(common and investment), in units	253,986,867	254,186,867	253,986,867	254,186,867

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three and twelve month periods ended December 31, 2017 and 2016

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2017	2016	2017	2016
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	348,643	325,469	1,197,523	1,003,422
Proceeds from dividends	2,791	2,414	9,823	142,340
Value Added Tax recovered	12,175	11,939	102,548	117,661
Royalty received	5,545	(1,044)	21,565	25,961
Interest received	19	374	3,169	2,140
Payments to suppliers and third-parties	(224,502)	(148,785)	(872,467)	(672,419)
Payments to employees	(37,339)	(32,894)	(160,891)	(138,113)
Payments of interest	(9,047)	(15,197)	(30,402)	(34,138)
Payments of mining royalties	(5,493)	(4,643)	(20,165)	(20,052)
Payment of income taxes	(18,337)	(21,235)	(38,121)	(35,401)

Net cash and cash equivalents provided by operating activities	74,455	116,398	212,582	391,401

Investing activities
Proceeds from loans	-	-	124,800	-
Proceeds from sales of mining concessions, property, plant and equipment	258	1,529	1,962	7,180
Acquisitions of mining concessions, development costs, property, plant and equipment	(62,666)	(127,170)	(259,507)	(366,834)
Payments to other assets	(5,405)	(5,222)	(5,405)	(5,222)

Net cash and cash equivalents provided by (used in) investing activities	(67,813)	(130,863)	(138,150)	(364,876)

Financing activities
Proceeds of financial obligations	80,000	-	80,000	275,210
Proceeds of bank loans	96,215	24,649	341,215	200,500
Payments of bank loans	(135,000)	(27,197)	(300,000)	(442,957)
Payments of financial obligations	(9,853)	(8,296)	(32,599)	(33,476)
Dividends paid to controlling interest	(7,620)	(7,612)	(22,099)	(7,621)
Dividends paid to non-controlling interest	(1,520)	(1,691)	(6,036)	(7,400)
Acquisition of non-controlling interest	(621)	(4,249)	(621)	(5,459)
Increase of restricted bank accounts	821	1,924	(285)	(2,087)
Repurchase of treasury shares	-	4,249	-	(1,210)

Net cash and cash equivalents provided by (used in) financing activities	22,422	(18,223)	59,575	(24,500)

Net increase in cash and cash equivalents during the period	29,064	(32,688)	134,007	2,025
Cash and cash equivalents at the beginning of the period	185,487	113,232	80,544	78,519

Cash and cash equivalents at period-end	214,551	80,544	214,551	80,544

Compañía de Minas Buenaventura S.A.A.
Fourth Quarter 2017 Results

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2017	2016	2017	2016
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net loss	8,310	(405,864)	60,823	(323,492)

Plus (less):
Depreciation and amortization	74,123	54,606	213,722	192,647
Recovery (expense) for provision for contingencies	551	436	13,879	565
Loss attributable to non-controlling interest	(9,269)	(3,305)	3,612	(4,322)
Hedge derivative instruments	3,288	3,745	10,921	-
Accretion expense of provision for closure of mining units and exploration projects	2,274	2,258	4,382	3,343
Fair Value of provision for contingences liabilities	-	(2,349)	(1,773)	(2,349)
Reversal (provision) for impairment loss of inventories	915	(2,941)	3,217	(12,086)
Net share in results of associates	(4,306)	402,543	(13,207)	365,321
Net loss (gain) from currency exchange difference	(585)	(1,383)	(2,928)	(2,638)
Provision for estimated fair value of embedded derivatives related to concentrate
sales and adjustments on open liquidations	(7,434)	3,745	(9,705)	3,745
Deferred income tax expense (income)	(14,053)	8,794	(5,825)	14,060
Adjustment of component of stripping cost	13,573	-	13,573	-
Provision for impairment of long-lived assets	21,620	-	21,620	-
Other net	(1,546)	(156)	(3,904)	(3,393)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(22,824)	31,225	(41,875)	(37,010)
Inventories	10,572	13,214	(551)	6,437
Income tax credit	(4,497)	(1,917)	(2,962)	22,303
Prepaid expenses	(8,658)	(4,361)	(3,283)	(7,476)
Increase (decrease) in operating liabilities -
Trade and other accounts payable	(628)	19,324	(55,404)	41,232
Provisions	9,737	6,242	5,032	6,242
Income tax payable	501	(9,872)	(6,605)	(14,068)

Proceeds from dividends	2,791	2,414	9,823	142,340

Net cash and cash equivalents provided by operating activities	74,455	116,398	212,582	391,401

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: February 27, 2018